THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

July 24, 2007

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:   Lake Victoria Mining Company, Inc.
        Form SB-2 Registration Statement
        SEC File No. 333-144051

Dear Mr. Schwall:

     In response to your letter of comments dated July 10, 2007, please be advised that the Background of Officers and Directors section of the foregoing Form SB-2 registration has been amended to:

1.	Include the disclosure requested in comment no. 1.

2.	Include the disclosure requested in comment no. 2.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb